SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

Commission File Number ___________

NOTIFICATION OF LATE FILING

(Check One):	[x] Form 10-K	[ ] Form 11-K	[ ] Form 20-F	[ ] Form 10-Q	[ ] Form N-SAR

For Period Ended: December 31, 2002

[ ] Transition Report on Form 10-K	[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F	[ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For the Transition Period Ended: _____________________________________________

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the items(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Full name of registrant: TBA Entertainment Corporation

Former name if applicable:

Address of principal executive office: 16501 Ventura Boulevard

City, state and zip code: Encino, California 91436

PART II
RULES 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

[x]	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x]	(b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]	(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed).

     The Company’s credit facility with its primary lender matures on April 30, 2003, and the Company is negotiating with such lender an extension of such maturity date, the restructuring of the credit facility, and the extension of certain waivers of the Company’s noncompliance with the financial ratios contained in the existing credit facility. The results of such negotiations will impact the disclosure contained in the Form 10-K, when filed. The Company’s Annual Report on Form 10-K will be filed as soon as reasonably practicable, and in no event later than the 15th calendar day following the prescribed due date.

PART IV
OTHER INFORMATION

     (1)  Name and telephone number of person to contact in regard to this notification:

Bryan Cusworth (818) 728-2600

     (2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[x] Yes [   ] No

     (3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[x] Yes [   ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Company generated operating revenues of $49,131,800 for the year ended December 31, 2002, as compared to $60,404,800 for the year ended December 31, 2001, and incurred an estimated loss from continuing operations before cumulative effect of change in accounting principle of $175,400 for the year ended December 31, 2002, compared to a loss from continuing operations of $3,280,600 for the year ended December 31, 2001. Such reduction in revenues was due primarily from the reduction in the number of corporate communications programs produced by the Company as a result of the global economic slowdown and the continuing effects of the September 11th terrorist attacks.

TBA Entertainment Corporation
(Name of Registrant as Specified in Charter)

     Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 28, 2003	By:	/s/ Bryan Cusworth

Printed Name: Bryan Cusworth Title: Chief Financial Officer and Treasurer